OPPENHEIMER INVESTMENT GRADE BOND FUND
ANNUAL REPORT DECEMBER 31, 1993


OPPENHEIMERFUNDS-R-



"We need high income, but we're also safety-conscious about our investments.

"We're satisfied with this Fund because of the income it has given us. And the peace of mind we get from the Fund's investment grade portfolio."

                             ---------------------------------------------------
                             Fund Facts
- --------------------------------------------------------------------------------
                                Five Facts Every Shareholder Should Know About Oppenheimer Investment Grade Bond Fund
                             ---------------------------------------------------
                              1    The Fund's objective is to seek high current
                                   income, consistent with prudent investment
                                   risk and stability of capital, from a
                                   diversified portfolio of investment grade
In this report:                    fixed income securities.

Answers to two timely        ---------------------------------------------------
questions you should ask      2    Standardized yield for Class A shares for the
your Fund's managers.              30-day period ended December 31, 1993, was
                                   6.03%.  That figure for Class B shares was
My financial advisor says          5.52%.(1)
that the value of a bond     ---------------------------------------------------
investment tends to fall      3    To seek stability of principal, the Fund
when interest rates rise.          currently has over 58% of its assets in
What steps are you taking          securities rated "A" or better by Standard &
to protect the Fund's net          Poor's, including corporate bonds, U.S.
asset value in the event of        Treasury securities, and mortgage-backed
a rise in interest rates?          securities.
                             ---------------------------------------------------
With the U.S. economy in a    4    On December 31, 1993, the Fund's portfolio
gradual growth mode, what          allocation was:(2)
opportunities do you see for
capital appreciation in the        U.S. TREASURY NOTES AND BONDS 45.6%
Fund's portfolio?                  U.S. CORPORATE BONDS 26.5%
                                   CASH EQUIVALENTS 14.3%
                                   MORTGAGE-BACKED AND ASSET-BACKED
                                     SECURITIES 11.8%                  [GRAPHIC]
                                   MUNICIPALS (TAXABLE) 0.9%
                                   FOREIGN FIXED INCOME
                                   SECURITIES 0.9%
                             ---------------------------------------------------
                              5    "The corporate bond market was a stellar
                                   performer through most of 1993. Over the past six months, we took advantage of price increases to sell lower-rated corporate bonds that we felt to be fully valued, realizing substantial profits on many of these transactions. We shifted a large portion of the proceeds of these sales into higher quality, A-rated securities to help maintain stability of principal. With interest rates stabilizing, we are focusing on shorter term securities, which are less likely to fluctuate when interest rates rise."

                                   MARY WILSON, MASS. MUTUAL LIFE INSURANCE CO.,
                                             FUND SUB-ADVISOR, DECEMBER 31, 1993


(1). Standardized yield is net investment income calculated on a yield-to-maturity basis for the 30-day period ended 12/31/93, divided by the maximum offering price at the end of the period, compounded semi-annually and then annualized.
(2). The Fund's portfolio is subject to change.
(3). Based on the change in net asset value per Class A share from 12/31/92 to 12/31/93. The Fund's average annual total returns for Class A shares after deducting the current maximum sales charge of 4.75% for the 1- and 5-year periods ended 12/31/93 and since inception of the Fund on 4/15/88 were 5.06%, 9.12%, and 8.77%, respectively. Total return for Class B shares from 5/1/93 (inception of the Class) and held until 12/31/93 was -1.09%. This reflects the change in value of a hypothetical investment made on 5/1/93 and held until 12/31/93, with all dividends reinvested and after applying the contingent deferred sales charge of 5%. All figures include reinvestment of dividends.
(4). Source of data: Lipper Analytical Services, Inc., an independent monitor of mutual funds, 12/31/93. The Lipper total return average for the 12-month period ended 12/31/93 was for 71 intermediate investment grade bond funds, including reinvestment of dividends. This average is shown for comparative purposes only. Oppenheimer Investment Grade Bond Fund is categorized by Lipper as an intermediate investment grade bond fund. Lipper Performance does not take sales charges into consideration.
Past performance is not indicative of future results. An investment in the Fund will fluctuate in value so that an investor's shares, when redeemed, may be worth more or less than the original cost.


                             2    Oppenheimer Investment Grade Bond Fund

                             ---------------------------------------------------
                             REPORT TO SHAREHOLDERS
- --------------------------------------------------------------------------------
                             Oppenheimer Investment Grade Bond Fund generated a standardized yield for Class
                             A shares of 6.03% and 5.52% for Class B shares for the 30-day period ended
                             December 31, 1993.(5)
                                       The Fund's total return at net asset value for Class A shares for the
                             12-month period was 10.30%,(6) which was higher than the Lipper average of 9.50%
- -----------------------      for intermediate investment grade bond funds.(7) Total return at net asset value
SUPERIOR                     for Class B shares for the period from their inception on May 1 to December 31,
INVESTMENT INCOME            1993, was 3.91%.(6)
As of December 31, 1993                The U.S. economy continued to grow slowly and interest rates declined
- -------------------------    steadily through most of 1993. In this environment, corporate bonds outperformed other sectors, as companies issuing these bonds benefited both from increased
Oppenheimer         6.03%    demand and from lower interest rates and strengthened their balance sheets. This
Investment Grade             caused the value of many corporate bonds in the Fund's portfolio to appreciate.
Bond Fund A                  As a result, the Fund's managers have sold a number of bond issues at
(standardized yield)(5)      substantial profits, including Tele-Communications, Inc. and Time Warner. We
- -------------------------    have shifted the proceeds from these sales into investments with higher credit
Oppenheimer         5.52%    ratings. This strategy helps to protect the Fund's net asset value as highly
Investment Grade             rated investments tend to hold their value better when interest rates rise.
Bond Fund B                            In the U.S. Treasury market, interest rates declined  in September
(standardized yield)(5)      1993 to their lowest point in more than 30 years, and have since rebounded
- -------------------------    somewhat. The dramatic rate decline caused the value of existing long-term
Average rate of     3.04%    Treasury bonds to increase in value. However, it appears that rates have now
12-month CD(8)               stabilized somewhat, and may move modestly upward in the first half of 1994.
- -------------------------    Accordingly, the Fund's managers have emphasized shorter-term Treasuries, which
Average money       2.34%    are less likely to decline in price than longer-term securities in a rising
market fund rate(8)          interest rate environment.
- -------------------------              Extremely low U.S. interest rates have prompted many U.S. homeowners to refinance their mortgages, and this trend has caused volatility in the mortgage-backed securities market. To insulate the portfolio from this effect, the Fund's managers continue to invest in a combination of very short-term securities, which are at low risk of prepayment, and highly seasoned securities that have already survived several refinancing waves.
                                       Going forward, we will continue to monitor interest rates closely, and to seek the best investment opportunities for the Fund. We appreciate your trust in Oppenheimer Investment Grade Bond Fund and look forward to serving your investment needs.

                                                                                         "THE FUND'S
                                                                                          TOTAL RETURN WAS
                                                                                          HIGHER THAN THE
                                                                                          LIPPER AVERAGE."

                             /s/ James C. Swain                      /s/ Jon S. Fossel
                             James C. Swain                          Jon S. Fossel
                             Chairman, Oppenheimer Integrity Fund    President, Oppenheimer Integrity Fund
                             January 21, 1994


(5). See footnote 1, page 2.
(6). See footnote 3, page 2.
(7). See footnote 4, page 2.
(8). Source of CD and money market fund data: BANK RATE MONITOR, 12/31/93. The CD rate is the average of 12-month certificates of deposit available for purchase from 12 regional banks on 12/31/93. CDs are insured by the FDIC and provide a guaranteed return, whereas the Fund's yield and share value may fluctuate and are not insured by the FDIC. The average money market fund yield is the average yield for the 30-day period ended 12/31/93 for 10 selected money market mutual funds. The share value of money market funds generally does not vary whereas the Fund's share value may fluctuate.


                             3    Oppenheimer Investment Grade Bond Fund

                             -------------------------------------------
                             STATEMENT OF INVESTMENTS  December 31, 1993


                                                                                                          FACE          MARKET VALUE
                                                                                                          AMOUNT        SEE NOTE 1
- ------------------------------------------------------------------------------------------------------------------------------------
SHORT-TERM SECURITIES: COMMERCIAL PAPER--15.7%
- -----------------------------------------------------------------------------------------------------------------------------------
                              Caterpillar Financial Services Corp., 3.40%, 1/6/94                         $2,500,000     $2,498,819
                              -----------------------------------------------------------------------------------------------------
                              ConAgra, Inc., 3.40%, 1/11/94                                                1,975,000      1,973,135
                              -----------------------------------------------------------------------------------------------------
                              Countrywide Funding Corp., 3.50%, 1/3/94                                     2,500,000      2,499,514
                              -----------------------------------------------------------------------------------------------------
                              Ford Motor Credit Co., 3.40%, 1/5/94                                           160,000        160,000
                              -----------------------------------------------------------------------------------------------------
                              General Motors Acceptance Corp., 3.05%, 1/3/94                                 390,000        390,000
                              -----------------------------------------------------------------------------------------------------
                              GTE Northwest, Inc., 3.31%, 1/12/94                                          1,800,000      1,798,180
                              -----------------------------------------------------------------------------------------------------
                              ITT Financial Corp., 3.35%, 1/7/94                                             665,000        665,000
                              -----------------------------------------------------------------------------------------------------
                              Kerr-McGee Credit Corp., 3.45%, 1/4/94                                       2,500,000      2,499,281
                              -----------------------------------------------------------------------------------------------------
                              Maytag Corp., 3.55%, 1/10/94                                                 1,900,000      1,898,314
                              -----------------------------------------------------------------------------------------------------
                              Public Service Co. of Colorado, 3.70%, 1/7/94                                1,185,000      1,184,269
                              -----------------------------------------------------------------------------------------------------
                              Tyson Foods, Inc., 3.45%, 1/5/94                                             2,100,000      2,099,195
                                                                                                                       ------------
                              Total Short-Term Securities: Commercial Paper (Cost $17,665,707)                           17,665,707

- -----------------------------------------------------------------------------------------------------------------------------------
GOVERNMENT OBLIGATIONS--64.1%
- -----------------------------------------------------------------------------------------------------------------------------------
AGENCY: FULL FAITH            Allentown, Pennsylvania, 8.74% U.S. Government Gtd. Nts., Series A, 8/1/01      65,000         75,934
AND CREDIT--1.1%              -----------------------------------------------------------------------------------------------------
                              Fajardo, Puerto Rico, 8.74% U.S. Government Gtd. Nts., Series A, 8/1/01        300,000        350,466
                              -----------------------------------------------------------------------------------------------------
                              New Haven, Connecticut, 8.74% U.S. Government Gtd. Nts., Series A, 8/1/01      400,000        467,288
                              -----------------------------------------------------------------------------------------------------
                              Trujillo Alto, Puerto Rico, 8.74% U.S. Government Gtd. Nts., Series A, 8/1/01  235,000        274,531
                                                                                                                       ------------
                                                                                                                          1,168,219

- -----------------------------------------------------------------------------------------------------------------------------------
COLLATERALIZED MORTGAGE       Federal Home Loan Mortgage Corp., 7.50% Collateralized Mortgage
OBLIGATIONS/GOVERNMENT--7.0%  Obligation Gtd. Multiclass Mortgage Participation Certificates, 2/15/07      2,000,000      2,083,700
                              -----------------------------------------------------------------------------------------------------
                              Federal Home Loan Mortgage Corp., 7% Gtd. Multiclass Mortgage
                              Participation Certificates, Series 1460, Cl. 1460-H, 5/15/07                 1,500,000      1,543,890
                              -----------------------------------------------------------------------------------------------------
                              Federal National Mortgage Assn., 58.60% Collateralized Mortgage
                              Obligation Gtd. Real Estate Mortgage Investment Conduit Pass-Through
                              Certificates, 10/25/22(1)                                                      883,689        636,256
                              -----------------------------------------------------------------------------------------------------
                              JHM Acceptance Corp., 8.96% Collateralized Mortgage
                              Obligation, Series E, Cl. E-6, 4/1/19                                        2,000,000      2,142,880
                              -----------------------------------------------------------------------------------------------------
                              Morgan Stanley Mortgage Trust 28, 8% Collateralized
                              Mortgage Obligation, Series 28, Cl. 28-5, 12/1/15                            1,437,032      1,459,895
                                                                                                                       ------------
                                                                                                                          7,866,621

- -----------------------------------------------------------------------------------------------------------------------------------
MORTGAGE-BACKED               Federal Home Loan Mortgage Corp.:
SECURITIES--4.8%              13.50%, 11/1/10                                                                136,564        158,472
                              12.50%, 4/1/14                                                                  66,775         75,804
                              9% Certificates of Participation, 3/1/17                                     1,080,848      1,150,963
                              -----------------------------------------------------------------------------------------------------
                              Federal National Mortgage Assn., 8% Gtd. Mortgage
                              Pass-Through Certificates, 8/1/17                                            1,446,631      1,513,060


                              4    Oppenheimer Investment Grade Bond Fund

                              ------------------------------------
                                                                                                          FACE          MARKET VALUE
                                                                                                          AMOUNT        SEE NOTE 1
- ------------------------------------------------------------------------------------------------------------------------------------
MORTGAGE-BACKED SECURITIES    Government National Mortgage Assn.:
(CONTINUED)                   12%, 1/15/99                                                                  $110,981       $123,443
                              9%, 2/15/09                                                                    305,000        328,266
                              9%, 3/15/09                                                                    271,249        291,941
                              9%, 5/15/09                                                                     34,955         37,621
                              9%, 6/15/09                                                                    190,257        204,770
                              10%, 11/15/09                                                                1,281,866      1,405,797
                              15%, 2/15/12                                                                    26,453         31,364
                              12%, 5/15/14                                                                     3,170          3,706
                              12.75%, 5/15/15                                                                 31,287         36,146
                              12.75%, 6/15/15                                                                 68,024         78,590
                                                                                                                       ------------
                                                                                                                          5,439,943

- -----------------------------------------------------------------------------------------------------------------------------------
TREASURY--50.2%               U.S. Treasury Bonds:
                              7.875%, 2/15/21                                                                900,000      1,048,212
                              8%, 11/15/21                                                                 2,000,000      2,369,360
                              7.25%, 8/15/22                                                               7,600,000      8,295,855
                              7.125%, 2/15/23                                                              4,000,000      4,329,960
                              -----------------------------------------------------------------------------------------------------
                              U.S. Treasury Nts.:
                              8.50%, 7/15/97                                                               6,925,000      7,751,637
                              6.375%, 1/15/99                                                              1,200,000      1,260,744
                              7%, 4/15/99                                                                 12,350,000     13,326,390
                              8%, 5/15/01                                                                  1,900,000      2,174,303
                              7.875%, 8/15/01                                                              2,600,000      2,959,918
                              5.57%, 8/15/03                                                              13,000,000     12,959,309
                                                                                                                       ------------
                                                                                                                         56,475,688

- -----------------------------------------------------------------------------------------------------------------------------------
FOREIGN GOVERNMENT            Quebec, Canada (Province of), 8.80% Debs., 4/15/03                           1,000,000      1,156,200
                                                                                                                       ------------
BONDS AND NOTES--1.0%         Total Government Obligations (Cost $70,668,745)                                            72,106,671

- -----------------------------------------------------------------------------------------------------------------------------------
ASSET-BACKED SECURITIES--1.2%
- -----------------------------------------------------------------------------------------------------------------------------------
AUTO RECEIVABLES--1.2%        General Motors Acceptance Corp. Grantor Trust,
                              Series 1992-E, Cl.A, 4.75%, 8/15/97                                            879,210        884,694
                              -----------------------------------------------------------------------------------------------------
                              Select Auto Receivables Trust, 7.65% Asset-Backed Certificates,
                              1991-2 Cl. A, 7/15/96                                                          499,029        509,963
                                                                                                                       ------------
                              Total Asset-Backed Securities (Cost $1,383,949)                                             1,394,657

- -----------------------------------------------------------------------------------------------------------------------------------
CORPORATE BONDS AND NOTES--29.1%
- -----------------------------------------------------------------------------------------------------------------------------------
AIRLINES--1.5%                United Air Lines, Inc., 10.11% 1991 Equipment Trust Certificates,
                              Series B, 2/19/06                                                            1,467,010      1,700,363

- -----------------------------------------------------------------------------------------------------------------------------------
AUTOMOBILES, TRUCKS           Ford Motor Co., 7.875% Debs., 10/15/96                                       3,000,000      3,188,823
AND PARTS--2.9%

- -----------------------------------------------------------------------------------------------------------------------------------
COMMERCIAL SERVICES--1.4%     Comdisco, Inc., 6.20% Med.-Term Nts., 3/15/96                                1,500,000      1,529,063

- -----------------------------------------------------------------------------------------------------------------------------------
FINANCIAL/INSURANCE--3.7%     Ford Motor Credit Co., 9.90% Med.-Term Nts., 11/6/97                         2,000,000      2,237,206
                              -----------------------------------------------------------------------------------------------------
                              Leucadia National Corp., 7.75% Sr. Nts., 8/15/13                             2,000,000      1,955,948
                                                                                                                       ------------
                                                                                                                          4,193,154


                              5     Oppenheimer Investment Grade Bond Fund

                              -------------------------------------
                              STATEMENT OF INVESTMENTS  (Continued)


                                                                                                          FACE          MARKET VALUE
                                                                                                          AMOUNT        SEE NOTE 1
- ------------------------------------------------------------------------------------------------------------------------------------
FOOD AND RESTAURANTS--1.0%    Wendy's International, Inc., 12.125% Debs., 4/1/95                          $1,000,000     $1,077,300

- -----------------------------------------------------------------------------------------------------------------------------------
HEALTHCARE/MEDICAL            Baxter International, Inc., 9.25% Nts., 9/15/96                              1,000,000      1,102,631
PRODUCTS--1.8%                -----------------------------------------------------------------------------------------------------
                              Imcera Group, Inc., 6% Nts., 10/15/03                                        1,000,000        967,128
                                                                                                                       ------------
                                                                                                                          2,069,759

- -----------------------------------------------------------------------------------------------------------------------------------
HOTELS/MOTELS--1.3%           Marriott International, Inc., 6.75% Sr. Nts., Series A, 12/15/03             1,500,000      1,493,377

- -----------------------------------------------------------------------------------------------------------------------------------
LEISURE/ENTERTAINMENT--0.9%   Toro Co. (The), 11% Debs., 8/1/17                                            1,000,000      1,055,000

- -----------------------------------------------------------------------------------------------------------------------------------
MANUFACTURING:                Textron, Inc., 9.55% Med.-Term Nts., 3/19/01                                   500,000        597,940
DIVERSIFIED--0.5%

- -----------------------------------------------------------------------------------------------------------------------------------
MEDIA--2.3%                   News America Holdings, Inc., 7.50% Gtd. Sr. Nts., 3/1/00                     2,500,000      2,610,640

- -----------------------------------------------------------------------------------------------------------------------------------
METALS/MINING--3.5%           AMAX, Inc., 9.875% Nts., 6/13/01                                             1,000,000      1,177,383
                              -----------------------------------------------------------------------------------------------------
                              Newmont Mining Corp., 8.625% Nts., 4/1/02                                    1,000,000      1,112,903
                              -----------------------------------------------------------------------------------------------------
                              Teck Corp., 8.70% Debs., 5/1/02                                              1,500,000      1,665,801
                                                                                                                       ------------
                                                                                                                          3,956,087

- -----------------------------------------------------------------------------------------------------------------------------------
OIL AND GAS: EXPLORATION      Marathon Oil Co., 9.50% Gtd. Nts., 3/1/94                                    1,500,000      1,508,506
AND PRODUCTION--1.4%

- -----------------------------------------------------------------------------------------------------------------------------------
OIL AND GAS: INTEGRATED--2.9% Union Oil Co. of California:
                              9.625% Gtd. Debs., 5/15/96                                                   1,500,000      1,593,485
                              8.75% Nts., 8/15/01                                                          1,500,000      1,696,594
                                                                                                                       ------------
                                                                                                                          3,290,079

- -----------------------------------------------------------------------------------------------------------------------------------
PAPER AND FOREST              Georgia-Pacific Corp., 9.95% Debs., 6/15/02                                  1,500,000      1,816,089
PRODUCTS--1.6%

- -----------------------------------------------------------------------------------------------------------------------------------
RAILROADS/EQUIPMENT--2.4%     CSX Corp., 9.50% Sr. Nts., 11/15/96                                          2,500,000      2,705,147
                                                                                                                       ------------
                              Total Corporate Bonds and Notes (Cost $31,523,837)                                         32,791,327

- -----------------------------------------------------------------------------------------------------------------------------------
TOTAL INVESTMENTS, AT VALUE (COST $121,242,238)                                                                110.1%   123,958,362

- -----------------------------------------------------------------------------------------------------------------------------------
LIABILITIES IN EXCESS OF OTHER ASSETS                                                                          (10.1)   (11,389,977)
                                                                                                           ---------   ------------
NET ASSETS                                                                                                     100.0%  $112,568,385
                                                                                                           ---------   ------------
                                                                                                           ---------   ------------

                              1. Interest rate resets monthly, based on LIBOR. See accompanying Notes to Financial Statements.


                              6     Oppenheimer Investment Grade Bond Fund

                              ------------------------------------------------------
                              STATEMENT OF ASSETS AND LIABILITIES  December 31, 1993



- -----------------------------------------------------------------------------------------------------------------------------------
ASSETS                      Investments, at value (cost $121,242,238)--see accompanying statement                      $123,958,362
                            -------------------------------------------------------------------------------------------------------
                            Cash                                                                                            215,492
                            -------------------------------------------------------------------------------------------------------
                            Receivables:
                            Interest                                                                                      1,737,916
                            Shares of beneficial interest sold                                                              431,065
                            Investments sold                                                                                188,975
                            -------------------------------------------------------------------------------------------------------
                            Other                                                                                            22,252
                                                                                                                       ------------
                            Total assets                                                                                126,554,062

- -----------------------------------------------------------------------------------------------------------------------------------
LIABILITIES                 Payables and other liabilities:
                            Investments purchased                                                                        12,972,500
                            Dividends                                                                                       569,872
                            Shares of beneficial interest redeemed                                                          239,614
                            Distribution assistance--Note 4                                                                  77,058
                            Deferred trustee fees--Note 5                                                                    34,149
                            Other                                                                                            92,484
                                                                                                                       ------------
                            Total liabilities                                                                            13,985,677

- -----------------------------------------------------------------------------------------------------------------------------------
NET ASSETS                                                                                                             $112,568,385
                                                                                                                       ------------
                                                                                                                       ------------

- -----------------------------------------------------------------------------------------------------------------------------------
COMPOSITION OF NET ASSETS   Paid-in capital                                                                            $111,376,568
                            -------------------------------------------------------------------------------------------------------
                            Overdistributed net investment income                                                           (56,074)
                            -------------------------------------------------------------------------------------------------------
                            Accumulated net realized loss from investment transactions                                   (1,468,233)
                            -------------------------------------------------------------------------------------------------------
                            Net unrealized appreciation on investments--Note 3                                            2,716,124
                                                                                                                       ------------
                            Net assets                                                                                 $112,568,385
                                                                                                                       ------------
                                                                                                                       ------------

- -----------------------------------------------------------------------------------------------------------------------------------
NET ASSET VALUE PER SHARE   Class A Shares:
                            Net asset value and redemption price per share (based on net assets of $110,759,490 and
                            9,963,302 shares of beneficial interest outstanding)                                             $11.12
                            Maximum offering price per share (net asset value plus sales charge of 4.75% of offering price)  $11.67
                            -------------------------------------------------------------------------------------------------------
                            Class B Shares:
                            Net asset value, redemption price and offering price per share (based on net assets
                            of $1,808,895 and 162,838 shares of beneficial interest outstanding)                             $11.11

                            See accompanying Notes to Financial Statements.


                            7    Oppenheimer Investment Grade Bond Fund

                            -------------------------------------------------------------
                            STATEMENT OF OPERATIONS  For the Year Ended December 31, 1993


- -------------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME           Interest                                                                     $8,145,735

- -------------------------------------------------------------------------------------------------------------------
EXPENSES                    Management fees--Note 4                                                         555,430
                            ---------------------------------------------------------------------------------------
                            Distribution assistance:
                            Class A--Note 4                                                                 279,190
                            Class B--Note 4                                                                   6,089
                            ---------------------------------------------------------------------------------------
                            Transfer and shareholder servicing agent fees--Note 4                           171,164
                            ---------------------------------------------------------------------------------------
                            Shareholder reports                                                              98,061
                            ---------------------------------------------------------------------------------------
                            Custodian fees and expenses                                                      26,144
                            ---------------------------------------------------------------------------------------
                            Legal and auditing fees                                                          13,774
                            ---------------------------------------------------------------------------------------
                            Trustees' fees and expenses                                                       6,398
                            ---------------------------------------------------------------------------------------
                            Registration and filing fees:
                            Class A                                                                           4,542
                            Class B                                                                             582
                            ---------------------------------------------------------------------------------------
                            Other                                                                            29,281
                                                                                                        -----------
                            Total expenses                                                                1,190,655

- -------------------------------------------------------------------------------------------------------------------
NET INVESTMENT INCOME                                                                                     6,955,080

- -------------------------------------------------------------------------------------------------------------------
REALIZED AND UNREALIZED     Net realized gain on investments                                              3,772,429
GAIN ON INVESTMENTS         ---------------------------------------------------------------------------------------
                            Net change in unrealized appreciation on investments:
                            Beginning of year                                                             2,693,891
                            End of year--Note 3                                                           2,716,124
                                                                                                        -----------
                            Net change                                                                       22,233
                                                                                                        -----------
                            Net realized and unrealized gain on investments                               3,794,662

- -------------------------------------------------------------------------------------------------------------------
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS                                                    $10,749,742
                                                                                                        -----------
                                                                                                        -----------

                            See accompanying Notes to Financial Statements.


                            8    Oppenheimer Investment Grade Bond Fund

                            -----------------------------------
                            STATEMENTS OF CHANGES IN NET ASSETS

                                                                                                          YEAR ENDED DECEMBER 31,
                                                                                                         -------------------------
                                                                                                          1993           1992
- ----------------------------------------------------------------------------------------------------------------------------------
OPERATIONS                  Net investment income                                                        $6,955,080     $6,898,017
                            ------------------------------------------------------------------------------------------------------
                            Net realized gain on investments                                              3,772,429      2,881,367
                            ------------------------------------------------------------------------------------------------------
                            Net change in unrealized appreciation or depreciation on investments             22,233     (3,303,621)
                                                                                                       ------------   ------------
                            Net increase in net assets resulting from operations                         10,749,742      6,475,763

- ----------------------------------------------------------------------------------------------------------------------------------
DIVIDENDS TO SHAREHOLDERS   Dividends from net investment income:
                            Class A ($.707 and $.763 per share, respectively)                            (7,067,709)    (7,002,468)
                            Class B ($.420 per share)                                                       (33,652)            --

- ----------------------------------------------------------------------------------------------------------------------------------
BENEFICIAL INTEREST         Net increase in net assets resulting from Class A beneficial interest
TRANSACTIONS                transactions--Note 2                                                            802,199     16,193,234
                            ------------------------------------------------------------------------------------------------------
                            Net increase in net assets resulting from Class B beneficial interest
                            transactions--Note 2                                                          1,828,205             --

- ----------------------------------------------------------------------------------------------------------------------------------
NET ASSETS                  Total increase                                                                6,278,785     15,666,529
                            ------------------------------------------------------------------------------------------------------
                            Beginning of year                                                           106,289,600     90,623,071
                                                                                                       ------------   ------------
                            End of year (including (overdistributed) undistributed net investment
                            income of ($56,074) and $90,207, respectively)                             $112,568,385   $106,289,600
                                                                                                       ------------   ------------
                                                                                                       ------------   ------------



                            See accompanying Notes to Financial Statements.


                            9    Oppenheimer Investment Grade Bond Fund


                                            FINANCIAL HIGHLIGHTS
                                            CLASS A
                                            ---------------------------------------------------------------------------
                                                                                                               ELEVEN
                                            YEAR                                                               MONTHS
                                            ENDED                                                              ENDED
                                            DEC. 31,                                                           DEC. 31,
                                            1993          1992          1991(3)      1990         1989         1988(2)
- -----------------------------------------------------------------------------------------------------------------------
PER SHARE OPERATING DATA:
Net asset value, beginning of period           $10.74       $10.80        $9.86       $10.29       $10.12       $10.55
- ----------------------------------------------------------------------------------------------------------------------
Income from investment operations:
Net investment income                             .69          .75          .82          .88(4)       .92          .93
Net realized and unrealized
gain (loss) on investments                        .40         (.05)         .90         (.43)         .19         (.36)
                                               ------       ------       ------       ------       ------       ------
Total income from investment
operations                                       1.09          .70         1.72          .45         1.11          .57

- ----------------------------------------------------------------------------------------------------------------------
Dividends from net investment income             (.71)        (.76)        (.78)        (.88)        (.94)       (1.00)
- ----------------------------------------------------------------------------------------------------------------------
Net asset value, end of period                 $11.12       $10.74       $10.80        $9.86       $10.29       $10.12
                                               ------       ------       ------       ------       ------       ------
                                               ------       ------       ------       ------       ------       ------
- ----------------------------------------------------------------------------------------------------------------------
TOTAL RETURN, AT NET ASSET VALUE(5)             10.30%        6.77%       18.28%        4.74%       11.31%        4.48%

- ----------------------------------------------------------------------------------------------------------------------
RATIOS/SUPPLEMENTAL DATA:
Net assets, end of period
(in thousands)                               $110,759     $106,290      $90,623      $87,021      $96,380     $102,293
- ----------------------------------------------------------------------------------------------------------------------
Average net assets (in thousands)            $111,702      $98,672      $86,471      $90,065     $100,891     $111,264
- ----------------------------------------------------------------------------------------------------------------------
Number of shares outstanding
at end of period (in thousands)                 9,963        9,899        8,390        8,829        9,369       10,108
- ----------------------------------------------------------------------------------------------------------------------
Ratios to average net assets:
Net investment income                            6.20%        7.00%        8.02%        8.85%        8.85%        8.75%
Expenses                                         1.06%        1.10%        1.23%        1.24%(4)     1.14%        1.05%
- ----------------------------------------------------------------------------------------------------------------------
Portfolio turnover rate(7)                      110.1%       116.4%        97.1%        80.4%        41.3%        45.0%

                                                                                                                Class B
- --------------------------------------------------------------------------------------------------------        --------

                                                                                                                PERIOD
                                                                                                                ENDED
                                            YEAR ENDED JANUARY 31,                                              DEC. 31,
                                            1988(2)       1987(2)      1986(2)      1985(2)      1984(2)        1993(1)
- ------------------------------------------------------------------------------------------------------------------------
PER SHARE OPERATING DATA:
Net asset value, beginning of period           $11.30       $11.16       $10.91       $11.00       $11.07       $11.10
- ----------------------------------------------------------------------------------------------------------------------
Income from investment operations:
Net investment income                            1.09         1.16         1.22         1.27         1.28          .40
Net realized and unrealized
gain (loss) on investments                       (.55)         .22          .35         (.04)        (.03)         .03
                                             --------     --------     --------     --------     --------     --------
Total income from investment
operations                                        .54         1.38         1.57         1.23         1.25          .43

- ----------------------------------------------------------------------------------------------------------------------
Dividends from net investment income            (1.29)       (1.24)       (1.32)       (1.32)       (1.32)        (.42)
- ----------------------------------------------------------------------------------------------------------------------
Net asset value, end of period                 $10.55       $11.30       $11.16       $10.91       $11.00       $11.11
                                             --------     --------     --------     --------     --------     --------
                                             --------     --------     --------     --------     --------     --------
- ----------------------------------------------------------------------------------------------------------------------
TOTAL RETURN, AT NET ASSET VALUE(5)               N/A          N/A          N/A          N/A          N/A         3.91%

- ----------------------------------------------------------------------------------------------------------------------
RATIOS/SUPPLEMENTAL DATA:
Net assets, end of period
(in thousands)                               $118,568     $125,513     $121,979     $117,293     $116,193       $1,809
- ----------------------------------------------------------------------------------------------------------------------
Average net assets (in thousands)            $118,724     $123,045     $118,253     $111,235     $115,058         $922
- ----------------------------------------------------------------------------------------------------------------------
Number of shares outstanding
at end of period (in thousands)                11,234       11,103       10,930       10,751       10,563          163
- ----------------------------------------------------------------------------------------------------------------------
Ratios to average net assets:
Net investment income                           10.28%       10.45%       11.26%       12.21%       11.69%        4.80%(6)
Expenses                                          .98%         .93%         .97%        1.01%         .99%        1.90%(6)
- ----------------------------------------------------------------------------------------------------------------------
Portfolio turnover rate(7)                       19.5%        59.8%        36.5%        76.7%        49.9%       110.1%

1. For the period from May 1, 1993 (inception of offering) to December 31, 1993.
2. Operating results prior to April 15, 1988 were achieved by the Fund's predecessor corporation as a closed-end fund under different investment objectives and policies. Such results are thus not necessarily representative of operating results the Fund may achieve under its current investment objectives and policies.
3. On March 28, 1991, Oppenheimer Management Corporation became the investment advisor to the Fund.
4. Net investment income would have been $.87 absent the voluntary expense limitation, resulting in an expense ratio of 1.26%.
5. Assumes a hypothetical initial investment on the business day before the first day of the fiscal period, with all dividends and distributions reinvested in additional shares on the reinvestment date, and redemption at the net asset value calculated on the last business day of the fiscal period. Sales charges are not reflected in the total returns.
6. Annualized.
7. The lesser of purchases or sales of portfolio securities for a period, divided by the monthly average of the market value of portfolio securities owned during the period. Securities with a maturity or expiration date at the time of acquisition of one year or less are excluded from the calculation. Purchases and sales of investment securities (excluding short-term securities) for the year ended December 31, 1993 were $123,943,358 and $134,301,656, respectively.
See accompanying Notes to Financial Statements.


                            10   Oppenheimer Investment Grade Bond Fund

                        -----------------------------
                        NOTES TO FINANCIAL STATEMENTS


- --------------------------------------------------------------------------------
1. SIGNIFICANT             Oppenheimer Investment Grade Bond Fund (the Fund) is
   ACCOUNTING POLICIES     a separate fund of Oppenheimer Integrity Funds, a
                           diversified, open-end management investment company
                           registered under the Investment Company Act of 1940,
                           as amended. The Fund's investment advisor is
                           Oppenheimer Management Corporation (the Manager). The
                           Fund offers both Class A and Class B shares. Class A
                           shares are sold with a front-end sales charge. Class
                           B shares may be subject to a contingent deferred
                           sales charge. Both classes of shares have identical
                           rights to earnings, assets and voting privileges,
                           except that each class has its own distribution plan,
                           expenses directly attributable to a particular class
                           and exclusive voting rights with respect to matters
                           affecting a single class. Class B shares will
                           automatically convert to Class A shares six years
                           after the date of purchase. The following is a
                           summary of significant accounting policies
                           consistently followed by the Fund.
                           -----------------------------------------------------
                           INVESTMENT VALUATION. Portfolio securities are valued
                           at 4:00 p.m. (New York time) on each trading day.
                           Long-term debt securities are valued by a portfolio
                           pricing service approved by the Board of Trustees.
                           Long-term debt securities which cannot be valued by
                           the approved portfolio pricing service are valued by
                           averaging the mean between the bid and asked prices
                           obtained from two active market makers in such
                           securities. Short-term debt securities having a
                           remaining maturity of 60 days or less are valued at
                           cost (or last determined market value) adjusted for
                           amortization to maturity of any premium or discount.
                           Securities for which market quotes are not readily
                           available are valued under procedures established by
                           the Board of Trustees to determine fair value in good
                           faith.
                           -----------------------------------------------------
                           ALLOCATION OF INCOME, EXPENSES AND GAINS AND LOSSES.
                           Income, expenses (other than those attributable to a
                           specific class) and gains and losses are allocated
                           daily to each class of shares based upon the relative
                           proportion of net assets represented by such class.
                           Operating expenses directly attributable to a
                           specific class are charged against the operations of
                           that class.
                           -----------------------------------------------------
                           FEDERAL INCOME TAXES. The Fund intends to continue to
                           comply with provisions of the Internal Revenue Code
                           applicable to regulated investment companies and to
                           distribute all of its taxable income, including any
                           net realized gain on investments not offset by loss
                           carryovers, to shareholders. Therefore, no federal
                           income tax provision is required. At December 31,
                           1993, the Fund had available for federal income tax
                           purposes an unused capital loss carryover of
                           approximately $1,400,000, $442,000 of which will
                           expire in 1997, and $958,000 in 1998.
                           -----------------------------------------------------
                           DISTRIBUTIONS TO SHAREHOLDERS. The Fund intends to
                           declare dividends separately for Class A and Class B
                           shares from net investment income each regular
                           business day and pay such dividends monthly.
                           Distributions from net realized gains on investments,
                           if any, will be declared at least once each year.
                           -----------------------------------------------------
                           OTHER. Investment transactions are accounted for on the date the investments are purchased or sold (trade date). Discount on securities purchased is amortized over the life of the respective securities, in accordance with federal income tax requirements.
                           Realized gains and losses on investments and unrealized appreciation and depreciation are determined on an identified cost basis, which is the same basis used for federal income tax purposes.


                           11   Oppenheimer Investment Grade Bond Fund

                           ------------------------------------------
                           NOTES TO FINANCIAL STATEMENTS  (Continued)


- --------------------------------------------------------------------------------
2. SHARES OF               The Fund has authorized an unlimited number of no
   BENEFICIAL INTEREST     par value shares of beneficial interest of each
                           class. Transactions in shares of beneficial interest were as follows:

                                                         YEAR ENDED DECEMBER 31, 1993(1)     YEAR ENDED DECEMBER 31, 1992
                                                         -------------------------------     ----------------------------
                                                         SHARES              AMOUNT          SHARES          AMOUNT
                           ----------------------------------------------------------------------------------------------
                           Class A:
                           Sold                            2,953,788         $33,325,053        2,484,198    $26,675,262
                           Dividends reinvested              259,953           2,897,712          216,393      2,318,129
                           Redeemed                       (3,149,098)        (35,420,566)      (1,191,950)   (12,800,157)
                                                          ----------         -----------       ----------    -----------
                           Net increase                       64,643            $802,199        1,508,641    $16,193,234
                                                          ----------         -----------       ----------    -----------
                                                          ----------         -----------       ----------    -----------
                           Class B:
                           Sold                              195,606         $ 2,198,191               --    $        --
                           Dividends reinvested                2,293              25,726               --             --
                           Redeemed                          (35,061)           (395,712)              --             --
                                                          ----------         -----------       ----------    -----------
                           Net increase                      162,838         $ 1,828,205               --    $        --
                                                          ----------         -----------       ----------    -----------
                                                          ----------         -----------       ----------    -----------

1. For the year ended December 31, 1993 for Class A shares and for the period from May 1, 1993 (inception of offering) to December 31, 1993 for Class B shares.

- --------------------------------------------------------------------------------
3. UNREALIZED GAINS AND    At December 31, 1993, net unrealized appreciation on
   LOSSES ON INVESTMENTS   investments of $2,716,124 was composed of gross
                           appreciation of $3,957,810, and gross depreciation of
                           $1,241,686.
- --------------------------------------------------------------------------------
4. MANAGEMENT FEES         Management fees paid to the Manager were in
   AND OTHER TRANSACTIONS  accordance with the investment advisory agreement
   WITH AFFILIATES         with the Fund which provides for an annual fee of
                           .50% on the first $100 million of net assets with a
                           reduction of .05% on each $200 million thereafter, to
                           .35% on net assets in excess of $500 million. The
                           Manager has agreed to reimburse the Fund if aggregate
                           expenses (with specified exceptions) exceed the most
                           stringent applicable regulatory limit on Fund
                           expenses.
                                For the year ended December 31, 1993,
                           commissions (sales charges paid by investors) on
                           sales of Class A shares totaled $269,639, of which
                           $163,271 was retained by Oppenheimer Funds
                           Distributor, Inc. (OFDI), a subsidiary of the
                           Manager, as general distributor, and by an affiliated
                           broker/dealer. During the year ended December 31,
                           1993, OFDI received contingent deferred sales charges
                           of $350 upon redemption of Class B shares.
                                Oppenheimer Shareholder Services (OSS), a
                           division of the Manager, is the transfer and
                           shareholder servicing agent for the Fund, and for
                           other registered investment companies. OSS's total
                           costs of providing such services are allocated
                           ratably to these companies.
                                Under separate approved plans of distribution,
                           each class may expend up to .25% of its net assets
                           annually to reimburse OFDI for costs incurred in
                           distributing shares of the Fund, including amounts
                           paid to brokers, dealers, banks and other
                           institutions. In addition, Class B shares are subject
                           to an asset-based sales charge of .75% of net assets
                           annually, to reimburse OFDI for sales commissions
                           paid from its own resources at the time of sale and
                           associated financing costs. In the event of
                           termination or discontinuance of the Class B plan of
                           distribution, the Fund would be contractually
                           obligated to pay OFDI for any expenses not previously
                           reimbursed or recovered through contingent deferred
                           sales charges. During the year ended December 31,
                           1993, OFDI paid $181,032 to an affiliated
                           broker/dealer as reimbursement for Class A
                           distribution-related expenses and retained $6,089 as
                           reimbursement for Class B distribution-related
                           expenses and sales commissions.
- --------------------------------------------------------------------------------
5. DEFERRED TRUSTEE        A former trustee elected to defer receipt of fees
   COMPENSATION            earned. These deferred fees earn interest at a rate
                           determined by the current Board of Trustees at the beginning of each calendar year, compounded each quarter-end. As of December 31, 1993, the Fund was incurring interest at a rate of 6.01% per annum.
                           Deferred fees are payable in annual installments, with accrued interest, each April 1 through 1995.


                           12   Oppenheimer Investment Grade Bond Fund

                           INDEPENDENT AUDITORS' REPORT


- --------------------------------------------------------------------------------
                           The Board of Trustees and Shareholders of Oppenheimer Investment Grade Bond Fund:

                           We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Oppenheimer Investment Grade Bond Fund as of December 31, 1993, the related statement of operations for the year then ended, the statements of changes in net assets for the years ended December 31, 1993 and 1992 and the financial highlights for the period January 1, 1991 to December 31, 1993. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits. The financial highlights (except for total return) for the period February 1, 1983 to December 31, 1990 were audited by other auditors whose report dated February 4, 1991, expressed an unqualified opinion on those financial highlights.
                                 We conducted our audits in accordance with
                           generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned at December 31, 1993 by correspondence with the custodian and brokers; where replies were not received from brokers, we performed other auditing procedures. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
                                In our opinion, such financial statements and
                           financial highlights present fairly, in all material respects, the financial position of Oppenheimer Investment Grade Bond Fund at December 31, 1993, the results of its operations, the changes in its net assets, and the financial highlights for the respective stated periods, in conformity with generally accepted accounting principles.

                           DELOITTE & TOUCHE

                           Denver, Colorado
                           January 21, 1994


                           13   Oppenheimer Investment Grade Bond Fund

                           -------------------------------------------
                           FEDERAL INCOME TAX INFORMATION  (Unaudited)


- --------------------------------------------------------------------------------
                           In early 1994, shareholders will receive information regarding all dividends and distributions paid to them by the Fund during calendar year 1993.
                           Regulations of the U.S. Treasury Department require the Fund to report this information to the Internal Revenue Service.
                                None of the dividends paid by the Fund during
                           the fiscal year ended December 31, 1993 are eligible for the corporate dividend-received deduction.
                                The foregoing information is presented to
                           assist shareholders in reporting distributions received from the Fund to the Internal Revenue
                           Service. Because of the complexity of the federal regulations which may affect your individual tax return and the many variations in state and local tax regulations, we recommend that you consult your tax advisor for specific guidance.


                           14   Oppenheimer Investment Grade Bond Fund

                      -----------------------------------------------------
                      OPPENHEIMER INVESTMENT GRADE BOND FUND
                      A Series of Oppenheimer Integrity Funds

- --------------------------------------------------------------------------------
                      OFFICERS AND TRUSTEES      James C. Swain, Chairman and Chief Executive Officer
                                                 William A. Baker, Trustee
                                                 Charles Conrad, Jr., Trustee
                                                 Jon S. Fossel, Trustee and President
                                                 Raymond J. Kalinowski, Trustee
                                                 C. Howard Kast, Trustee
                                                 Robert M. Kirchner, Trustee
                                                 Ned M. Steel, Trustee
                                                 Andrew J. Donohue, Vice President
                                                 Mary E. Wilson, Vice President
                                                 George C. Bowen, Vice President, Secretary and
                                                   Treasurer
                                                 Lynn M. Coluccy, Assistant Treasurer
                                                 Robert G. Zack, Assistant Secretary
                      --------------------------------------------------------------------------------
                      INVESTMENT ADVISOR         Oppenheimer Management Corporation
                      --------------------------------------------------------------------------------
                      SUB-ADVISOR                Massachusetts Mutual Life Insurance Company
                      --------------------------------------------------------------------------------
                      DISTRIBUTOR                Oppenheimer Funds Distributor, Inc.
                      --------------------------------------------------------------------------------
                      TRANSFER AND SHAREHOLDER   Oppenheimer Shareholder Services
                      SERVICING AGENT
                      --------------------------------------------------------------------------------
                      CUSTODIAN OF               The Bank of New York
                      PORTFOLIO SECURITIES
                      --------------------------------------------------------------------------------
                      INDEPENDENT AUDITORS       Deloitte & Touche
                      --------------------------------------------------------------------------------
                      LEGAL COUNSEL              Myer, Swanson & Adams, P.C.

                      This is a copy of a report to shareholders of Oppenheimer Investment Grade Bond
                      Fund. This report must be preceded or accompanied by a Prospectus of Oppenheimer
                      Investment Grade Bond Fund. For material information concerning the Fund, see the Prospectus.

                      15   Oppenheimer Investment Grade Bond Fund


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